January 8, 2014

Via EDGAR
Ms. Sandy Eisen
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
RE:    Pioneer Energy Services Corp.
Form 10-K for Fiscal Year Ended
December 31, 2012
Filed Feburary 13, 2013
File No. 1-08182
Dear Ms. Eisen:

Set forth below are Pioneer Energy Services Corp.’s (the “Company”) responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 24, 2013, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2012.

For ease of reference, the text of the Staff’s comments is set forth below in bold italics followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2012
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33
Results of Operations, page 42

1.
Please revise your disclosure to quantify underlying activities that generated income statement variances for each period presented. For example, your discussion of the Production Services Segment for 2012 states that increases in revenues and costs were due to fleet additions and the Go-Coil acquisition, but does not quantify the changes attributable to these activities and does not discuss material year-over-year variances in reporting unit revenues and costs. As another example, your discussion of general and administrative expense variances should quantify the activities discussed. Please include an example of your revised disclosure in your response.

Response
The Company acknowledges the Staff’s comments and, in future filings, the Company will quantify the activities that generated income statement variances for each period presented in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

In preparation of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, the Company will, in consideration of the Staff’s comments, revise the following disclosures in its “Results of Operations - Statements of Operations Analysis-Year Ended December 31, 2012 Compared with the Year Ended December 31, 2011”(revised language is underlined):

Our Production Services Segment's revenues increased by $138.5 million, or 49%, during 2012 as compared to 2011, while operating costs increased $88.4 million, or 54%. The acquisition of Go-Coil on December 31, 2011 resulted in an increase in our revenues and operating expenses during 2012 of $58.4 million and $40.9 million, respectively. The remaining increases in revenues and operating costs are primarily due to the expansion of our operations through fleet additions as well as higher demand for our wireline and well servicing offerings, which resulted in higher utilization rates and higher revenue rates charged for these services during the year ended December 31, 2012, as compared to 2011. During 2011 and 2012, we acquired a total of 34 well servicing rigs and 36 wireline units, resulting in an increase in both our revenues and operating costs. Utilization of our well servicing fleet also increased to 91% for the year ended December 31, 2012, as compared to 87% during 2011, while pricing increased by approximately 10%. The number of wireline jobs we completed increased by approximately 7% for the year ended December 31, 2012, as compared to 2011, and our average price per job increased by approximately 14%, which is partially due to a greater mix of higher priced jobs performed as well as increased demand.
Our general and administrative expense increased by approximately $18.3 million, or 27%, during 2012 as compared to 2011, primarily due to the overall expansion of our operations in both our drilling and production services segments. The acquisition of Go-Coil on December 31, 2011 resulted in an increase of $7.3 million in our general and administrative expense for the year ended December 31, 2012, as compared to 2011. Additionally, during 2012, we expanded our well servicing and wireline fleets by approximately 21% and 14%, respectively, and deployed seven new-build drilling rigs. The overall expansion of our business increased our general and administrative expense for the year ended December 31, 2012, as compared to 2011, including an increase of $5.5 million in payroll and compensation related expenses primarily resulting from the hiring of additional personnel to support our growth.
Our bad debt recovery for the year ended December 31, 2012 related to the collection of $0.5 million for an account receivable which had been written off prior to 2011.
Our other income for the year ended December 31, 2012 includes $0.6 million recognized for the redemption of certain Auction Rate Preferred Securities ("ARPSs") on October 1, 2012. Our other expense for the year ended December 31, 2011 primarily related to the $7.3 million net-worth tax expense for our Colombian operations, which was assessed on January 1, 2011, and was partially reduced by $0.5 million of income recognized for our ARPSs Call Option in January 2011.
Our depreciation and amortization expenses increased by $31.9 million during 2012 as compared to 2011 as a result of our expansion in both our drilling and production services segments. The expansion of our well servicing and wireline fleets resulted in an increase of approximately $12.5 million during the year ended December 31, 2012, as compared to 2011, and the acquisition of Go-Coil on December 31, 2011 resulted in an increase of $10.3 million. The remaining increase is primarily due to the expansion of our drilling services fleet through the addition of seven new-build drilling rigs that went into service in 2012 as well as capital expenditures for upgrades to our drilling rig fleet during 2012 and late 2011.

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please feel free to contact me at (855) 884-0575.

Sincerely,

/s/ Lorne E. Phillips

Lorne E. Phillips
Executive Vice President and Chief Financial Officer

cc:	Kimberly Calder, Assistant Chief Accountant, Securities and Exchange Commission
Ethan Horowitz, Branch Chief, Securities and Exchange Commission
Roger Gastrell, KPMG LLP
Daryl L. Lansdale, Norton Rose Fulbright, LLP